

Mail Stop 3030

January 15, 2009

VIA U.S. MAIL AND FAX (801) 355-7126

Mr. Mark L. Meriwether
President and Director
Oak Ridge Micro-Energy, Inc.
275 Midway Lane
Oak Ridge, Tennessee 37830

>   **Re: Oak Ridge Micro-Energy, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed April 15, 2008**
>   **Form 10-Q/A for the period ended March 31, 2008**
>   **Form 10-Q/A for the period ended June 30, 2008**
>   **Form 10-Q for the quarter ended September 30, 2008**
>   **File No. 000-50032**

Dear Mr. Meriwether:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

General

1.   As requested in our prior letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements, page 14

2.   Please refer to our prior comment 1. We see from your response that you have recorded the $15,000 *minimum* fee. As requested in our prior comment, please tell about the current license agreement and the *total* amount you owe based on the current signed agreement. Further, based on only your preliminary discussions with the licensor, please tell us how you determined that your liability of $15,000 is in accordance with U.S. GAAP. Clarify the circumstances, if any, that could cause your liability under the agreement to exceed $15,000. Please cite the specific accounting guidance upon which you based your accounting.

Item 4T, Controls and Procedures, page 12

3.   Please refer to our prior comment 4. As requested in our previous comment, please confirm to us that you will revise future filings to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant